Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

November 7, 2013

VIA EDGAR AND HAND DELIVERY

Mr. James Allegretto

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC
Registration Statement on Form S-1
Filed October 18, 2013
File No. 333-191298

Dear Mr. Allegretto:

Thank you for the opportunity today to discuss the Registration Statement on Form S-1 (Commission File No. 333-191298) (the “Registration Statement”) of Cheniere Energy Partners LP Holdings, LLC (“Holdings”). Accompanying this letter are supplemental materials, which are being furnished by Holdings as requested during today’s conversation. Please direct any questions you have with respect to the materials furnished herewith to Jerry Smith, Chief Accounting Officer of the Company, at (713) 375-5620 or jerry.smith@cheniere.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

Austin  Beijing  Dallas  Dubai  Houston  London  New York  Research Triangle Park  The Woodlands  Washington, DC

November 7, 2013

Earnings per Common Unit Discussion

Below is the calculation of Cheniere Energy Partners, L.P.’s (“Cheniere Partners”) earnings per unit to present the allocated net loss attributable to the Creole Trail Pipeline Business as if those losses were distributed to each participating security holder.

	Limited Partner Units

	Total	Common Units	Class B Units	Subordinated Units	General Partner
Six Months Ended June 30, 2013 (unaudited)
Net loss (unaudited)	$(98,743)
Declared distributions (unaudited)	49,508	48,518	—	—	990

Assumed allocation of undistributed net loss (unaudited)	(148,251)

Assumed allocation of undistributed net loss attributable to partners (unaudited)		(37,741)	—	(89,519)	(2,597)
Assumed allocation of undistributed net loss attributable to Creole Trail Pipeline Business (unaudited)		(5,346)		(12,680)	(368)

Assumed allocation of net income (loss) (unaudited)		$5,431	$—	$(102,199)	$(1,975)

Weighted average units outstanding		51,345	135,587	135,384

Net income (loss) per unit	Revised	$0.11	$—	$(0.75)

		$0.21		$(0.66)

Six Months Ended June 30, 2012 (unaudited)
Net loss (unaudited)	$(55,448)
Declared distributions (unaudited)	27,207	26,663	—	—	544
Amortization of beneficial conversion feature of Class B Units (unaudited)	—	(892)	4,737	(3,845)

Assumed allocation of undistributed net loss (unaudited)	(82,655)

Assumed allocation of undistributed net loss attributable to partners (unaudited)		(13,169)	—	(56,803)	(1,428)
Assumed allocation of undistributed net loss attributable to Creole Trail Pipeline Business (unaudited)		(2,076)		(8,954)	(225)

Assumed allocation of net income (loss) (unaudited)		$10,526	$4,737	$(69,602)	$(1,109)

Weighted average units outstanding		31,173	1,221	135,384

Net income (loss) per unit	Revised	$0.34	$3.88	$(0.51)

		$0.40		$(0.45)

Year Ended December 30, 2012
Net loss	$(175,431)
Declared distributions	61,501	60,271	—	—	1,230
Amortization of beneficial conversion feature of Class B Units	—	(5,149)	25,319	(20,170)

Assumed allocation of undistributed net loss	(236,932)

Assumed allocation of undistributed net loss attributable to partners		(46,061)	—	(157,917)	(7,659)
Assumed allocation of undistributed net loss attributable to Creole Trail Pipeline Business		(5,565)		(19,224)	(506)

Assumed allocation of net income (loss)		$3,496	$25,319	$(197,311)	$(6,935)

Weighted average units outstanding		33,470	43,303	135,384

Net income (loss) per unit	Revised	$0.10	$0.58	$(1.46)

		$0.27		$(1.32)

Year Ended December 30, 2011
Net loss	$(53,560)
Declared distributions	50,136	49,134	—	—	1,002

Assumed allocation of undistributed net loss	(103,696)

Assumed allocation of undistributed net loss attributable to partners		(14,819)	—	(64,713)	(1,623)
Assumed allocation of undistributed net loss attributable to Creole Trail Pipeline Business		(4,116)		(17,974)	(451)

Assumed allocation of net income (loss)		$30,199	$—	$(82,687)	$(1,072)

Weighted average units outstanding		27,910	—	135,384

Net income (loss) per unit	Revised	$1.08	$—	$(0.61)

		$1.23		$(0.48)

November 7, 2013

Cash Flow Presentation

Below are proposed changes to certain of Cheniere Partners’ cash flow statement line items to clarify what the restricted cash and cash equivalents were used for.

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(196,850)	(106,818)	$(175,431)	$(53,560)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	43,150	43,135	57,498	57,883
Use of restricted cash and cash equivalents for certain operating activities	107,142	36,676	78,714	—
Investment in restricted cash and cash equivalents	(35,627)	(41,197)	(3,654)	—
Non-cash LNG inventory write-downs	27,851	9,237	9,393	392
Non-cash LNG inventory—affiliate write-downs	—	527	11,025	10,600
Amortization of debt discount	5,208	3,521	4,695	4,695
Amortization of debt issuance costs	3,383	8,373	4,362	4,382
Non-cash derivative (gain) loss, net	(55,049)	300	(619)	(195)
Loss on early extinguishment of debt	80,510	—	1,470	—
Other	705	3,209	3,496	—
Changes in operating assets and liabilities:
Accounts and interest receivable	(21,171)	(24,619)	481	866
Accounts receivable—affiliate	(1,614)	(855)	(1,690)	337
Accounts payable and accrued liabilities	46,113	41,463	2,214	(1,148)
Due to affiliates	33,556	29,218	2,425	(1,789)
Deferred revenue	(2,955)	(3,104)	(4,089)	(3,964)
Advances to affiliate	(20,281)	(3,627)	(4,764)	2,851
LNG inventory	(33,248)	(9,519)	(11,545)	347
LNG inventory—affiliate	—	—	(11,076)	(14,969)
Other	(994)	(4,003)	(646)	112
Other—affiliate	4,081	3,143	—	—

Net cash provided by (used in) operating activities	(16,090)	(14,940)	(37,741)	6,840

Cash flows from investing activities
LNG terminal costs, net	(2,456,819)	(876,593)	(1,118,787)	(257)
Use of restricted cash and cash equivalents for the acquisition of property, plant and equipment	2,498,664	887,902	1,114,742	(7,137)
Purchase of Creole Trail Pipeline Business, net	(313,892)	—	—	—
Advances under long-term contracts	(12,528)	(15,009)	(740)	(1,054)
Other	(38,503)	(2,382)

Net cash used in investing activities	(323,078)	(6,082)	(4,785)	(8,448)

Cash flows from financing activities
Proceeds from Sabine Pass Liquefaction Senior Notes, net	3,012,500	—	—	—
Proceeds from 2020 Notes	—	—	420,000	—
Proceeds from CTPL Credit Facility, net	391,978	—	—	—
Proceeds from 2013 Liquefaction Credit Facility	100,000		—	—
Proceeds from sale of partnership common and general partner units, net	375,897	240,114	250,022	70,157
Proceeds from sale of Class B units	—	1,387,560	1,887,342	—
Contributions to Creole Trail Pipeline Business from Cheniere, net	20,896	9,608	11,857	7,666
Investment in restricted cash and cash equivalents	(3,243,670)	(1,177,753)	(1,458,619)	—
Repayment of 2013 Notes	—	—	(550,000)	—
Debt issuance and deferred financing costs	(231,198)	(210,126)	(222,378)	—
Proceeds from (repayment of) 2012 Liquefaction Credit Facility	(100,000)	100,000	100,000	—
Distributions to owners	(66,632)	(40,696)	(57,821)	(48,149)

Net cash provided by financing activities	259,771	308,707	380,403	29,674

Net increase (decrease) in cash and cash equivalents	(79,397)	287,685	337,877	28,066
Cash and cash equivalents—beginning of period	419,292	81,415	81,415	53,349

Cash and cash equivalents—end of period	$339,895	$369,100	$419,292	$81,415

(1)	Retrospectively adjusted as described in Note 1.